Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

NetEase Announces First Quarter 2026 Unaudited Financial Results

Hong Kong, China, May 21, 2026 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Net revenues were RMB30.6 billion (US$4.4 billion), an increase of 6.1% compared with the same quarter of 2025.

•	Games and related value-added services net revenues were RMB25.7 billion (US$3.7 billion), an increase of 6.9% compared with the same quarter of 2025.

•	Youdao net revenues were RMB1.3 billion (US$195.4 million), an increase of 3.8% compared with the same quarter of 2025.

•	NetEase Cloud Music net revenues were RMB2.0 billion (US$287.2 million), an increase of 6.6% compared with the same quarter of 2025.

•	Innovative businesses and others net revenues were RMB1.5 billion (US$224.6 million), a decrease of 4.6% compared with the same quarter of 2025.

•	Gross profit was RMB21.2 billion (US$3.1 billion), an increase of 14.8% compared with the same quarter of 2025.

•	Total operating expenses were RMB8.6 billion (US$1.2 billion), an increase of 6.5% compared with the same quarter of 2025.

•	Net income attributable to the Company’s shareholders was RMB10.7 billion (US$1.5 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB11.3 billion (US$1.6 billion).[1]

•	Basic net income per share was US$0.48 (US$2.42 per ADS). Non-GAAP basic net income per share was US$0.51 (US$2.56 per ADS).[1]

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

First Quarter 2026 and Recent Operational Highlights

•	Sustained strong engagement and revenue performance across established titles, including the Fantasy Westward Journey franchise, Identity V, Eggy Party, Sword of Justice and Where Winds Meet, supported by high-cadence content updates and gameplay innovation.

•	Advanced global expansion through key titles, such as Where Winds Meet and Marvel Rivals, amplifying their international reach and deepening player engagement.

•	Blizzard titles maintained stable operations in China with a steady rollout of localized content.

“For the first quarter of 2026, we delivered another solid quarter across our established gaming portfolio, while continuing to make steady progress advancing our pipeline of new titles,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our recent global launches have demonstrated strong cross-market appeal, supporting the continued execution of our international expansion strategy.

“Looking ahead, we will continue to strengthen our technological capabilities and focus on innovation across both content and development. By combining evolving technologies with our deep operating expertise, we aim to create exceptional content and experiences that exceed players’ expectations and reach an even broader global audience,” Mr. Ding concluded.

First Quarter 2026 Financial Results

Net Revenues

Net revenues for the first quarter of 2026 were RMB30.6 billion (US$4.4 billion), compared with RMB27.5 billion and RMB28.8 billion for the preceding quarter and the same quarter of 2025, respectively.

Net revenues from games and related value-added services were RMB25.7 billion (US$3.7 billion) for the first quarter of 2026, compared with RMB22.0 billion and RMB24.0 billion for the preceding quarter and the same quarter of 2025, respectively. Net revenues from the operation of online games accounted for approximately 97.5% of the segment’s net revenues for the first quarter of 2026, compared with 96.8% and 97.5% for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter and year-over-year increases were attributable to higher net revenues from self-developed games, such as the Fantasy Westward Journey franchise and Where Winds Meet.

Net revenues from Youdao were RMB1.3 billion (US$195.4 million) for the first quarter of 2026, compared with RMB1.6 billion and RMB1.3 billion for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter decrease was mainly due to decreased net revenues from its learning services and smart devices.

Net revenues from NetEase Cloud Music were RMB2.0 billion (US$287.2 million) for the first quarter of 2026, compared with RMB2.0 billion and RMB1.9 billion for the preceding quarter and the same quarter of 2025, respectively.

Net revenues from innovative businesses and others were RMB1.5 billion (US$224.6 million) for the first quarter of 2026, compared with RMB2.0 billion and RMB1.6 billion for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter decrease was led by decreased net revenues from e-commerce and advertising businesses.

Cost of Revenues

Cost of revenues for the first quarter of 2026 was RMB9.4 billion (US$1.4 billion), compared with RMB9.9 billion and RMB10.3 billion for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter decrease was mainly due to lower product costs. The year-over-year decrease was mainly due to lower revenue-sharing costs related to platforms.

Gross Profit

Gross profit for the first quarter of 2026 was RMB21.2 billion (US$3.1 billion), compared with RMB17.7 billion and RMB18.5 billion for the preceding quarter and the same quarter of 2025, respectively.

Operating Expenses

Total operating expenses for the first quarter of 2026 were RMB8.6 billion (US$1.2 billion), compared with RMB9.4 billion and RMB8.0 billion for the preceding quarter and the same quarter of 2025, respectively. The variances in both the quarter-over-quarter and year-over-year results were primarily attributable to fluctuations in marketing expenses and general and administrative expenses.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income/(loss), interest income, net exchange gains/(losses) and others. The quarter-over-quarter increase was mainly attributable to the gain from the disposal of certain long-term investments and lower investment impairment provisions in the first quarter of 2026. The year-over-year decrease was primarily due to fair value changes of equity security investments and higher foreign exchange losses recognized in the first quarter of 2026.

Income Tax

The Company recorded a net income tax charge of RMB2.5 billion (US$365.9 million) for the first quarter of 2026, compared with RMB1.3 billion and RMB1.9 billion for the preceding quarter and the same quarter of 2025, respectively. The effective tax rate for the first quarter of 2026 was 18.9%, compared with 16.4% and 15.3% for the preceding quarter and the same quarter of 2025, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB10.7 billion (US$1.5 billion) for the first quarter of 2026, compared with RMB6.2 billion and RMB10.3 billion for the preceding quarter and the same quarter of 2025, respectively.

Basic net income was US$0.48 per share (US$2.42 per ADS) for the first quarter of 2026, compared with US$0.28 per share (US$1.42 per ADS) and US$0.47 per share (US$2.35 per ADS) for the preceding quarter and the same quarter of 2025, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB11.3 billion (US$1.6 billion) for the first quarter of 2026, compared with RMB7.1 billion and RMB11.2 billion for the preceding quarter and the same quarter of 2025, respectively.

Non-GAAP basic net income was US$0.51 per share (US$2.56 per ADS) for the first quarter of 2026, compared with US$0.32 per share (US$1.61 per ADS) and US$0.51 per share (US$2.57 per ADS) for the preceding quarter and the same quarter of 2025, respectively.

Other Financial Information

As of March 31, 2026, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB167.5 billion (US$24.3 billion), compared with RMB163.5 billion as of December 31, 2025. Net cash provided by operating activities was RMB13.7 billion (US$2.0 billion) for the first quarter of 2026, compared with RMB14.8 billion and RMB12.1 billion for the preceding quarter and the first quarter of 2025, respectively.

Quarterly Dividend

The board of directors approved a dividend of US$0.144 per share (US$0.720 per ADS) for the first quarter of 2026 to holders of ordinary shares and holders of ADSs as of the close of business on June 5, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on June 5, 2026 (Beijing/Hong Kong Time). The payment date is expected to be June 15, 2026 for holders of ordinary shares and on or around June 18, 2026, for holders of ADSs.

NetEase paid a dividend of US$0.232 per share (US$1.16 per ADS) for the fourth quarter of 2025 in March 2026.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 20, 2025, the Company announced the extension of its previously approved share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market or other transactions for an additional 36 months until January 9, 2029. As of March 31, 2026, approximately 23.2 million ADSs had been repurchased under this program for a total cost of US$2.1 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 8:00 a.m. Eastern Time on Thursday, May 21, 2026 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, May 21, 2026). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10054538, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10054538. The replay will be available through May 28, 2026.

This call will be webcast live, and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest-running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning and advertising solutions provider, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private-label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulatory environment in the markets where NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical tensions, including the direct or indirect impacts of national trade, investment, protectionist, tax or other laws or policies as well as export controls and economic or trade sanctions; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase's business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	47,167,904	50,815,211	7,366,659
Time deposits	92,639,378	80,109,903	11,613,497
Restricted cash	4,319,344	4,502,968	652,793
Accounts receivable, net	5,337,819	6,492,901	941,273
Inventories	689,183	546,030	79,158
Prepayments and other current assets, net	7,658,346	6,212,901	900,682
Short-term investments	22,803,503	39,978,723	5,795,698
Total current assets	180,615,477	188,658,637	27,349,760

Non-current assets:
Property, equipment and software, net	8,425,327	8,311,363	1,204,895
Land use rights, net	4,047,355	4,014,831	582,028
Deferred tax assets	2,831,423	2,894,530	419,619
Time deposits	2,995,000	3,045,000	441,432
Restricted cash	3,893	3,344	485
Other long-term assets	22,496,585	24,469,340	3,547,309
Total non-current assets	40,799,583	42,738,408	6,195,768
Total assets	221,415,060	231,397,045	33,545,528

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	643,164	780,921	113,210
Salary and welfare payables	4,889,708	2,642,579	383,094
Taxes payable	3,874,143	5,765,891	835,878
Short-term loans	6,384,417	10,955,460	1,588,208
Contract liabilities	20,514,540	21,811,530	3,162,008
Accrued liabilities and other payables	16,062,984	15,480,778	2,244,242
Total current liabilities	52,368,956	57,437,159	8,326,640

Non-current liabilities:
Deferred tax liabilities	2,637,258	3,232,494	468,613
Other long-term liabilities	1,304,837	1,377,929	199,758
Total non-current liabilities	3,942,095	4,610,423	668,371
Total liabilities	56,311,051	62,047,582	8,995,011

Redeemable noncontrolling interests	91,319	93,143	13,503

NetEase, Inc.’s shareholders’ equity	160,296,119	164,722,217	23,879,707
Noncontrolling interests	4,716,571	4,534,103	657,307
Total equity	165,012,690	169,256,320	24,537,014

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	221,415,060	231,397,045	33,545,528

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	USD (Note 1)
Net revenues	28,828,545	27,546,973	30,591,281	4,434,804
Cost of revenues	(10,349,139)	(9,854,598)	(9,374,209)	(1,358,975)
Gross profit	18,479,406	17,692,375	21,217,072	3,075,829

Operating expenses:
Selling and marketing expenses	(2,695,597)	(3,888,256)	(3,441,485)	(498,911)
General and administrative expenses	(956,337)	(1,050,701)	(636,597)	(92,287)
Research and development expenses	(4,386,313)	(4,434,260)	(4,482,157)	(649,776)
Total operating expenses	(8,038,247)	(9,373,217)	(8,560,239)	(1,240,974)
Operating profit	10,441,159	8,319,158	12,656,833	1,834,855

Other income/(expenses):
Investment income/(loss), net	692,751	(1,669,086)	5,472	793
Interest income, net	1,060,886	1,002,404	890,267	129,062
Exchange gains/(losses), net	1,803	(517,965)	(622,108)	(90,187)
Other, net	255,315	485,863	438,978	63,638
Income before tax	12,451,914	7,620,374	13,369,442	1,938,161
Income tax	(1,905,143)	(1,250,430)	(2,523,838)	(365,880)
Net income	10,546,771	6,369,944	10,845,604	1,572,281

Accretion of redeemable noncontrolling interests	(1,049)	(1,122)	(1,104)	(160)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(244,565)	(126,866)	(170,394)	(24,702)
Net income attributable to the Company’s shareholders	10,301,157	6,241,956	10,674,106	1,547,419

Net income per share *
Basic	3.25	1.96	3.34	0.48
Diluted	3.21	1.93	3.31	0.48

Net income per ADS *
Basic	16.23	9.78	16.69	2.42
Diluted	16.06	9.66	16.53	2.40

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,173,899	3,191,805	3,198,123	3,198,123
Diluted	3,206,362	3,227,907	3,227,325	3,227,325

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	10,546,771	6,369,944	10,845,604	1,572,281
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	480,761	720,367	430,583	62,421
Fair value changes of equity security, other investments and financial instruments	(558,499)	1,308,861	1,117,717	162,035
Impairment losses on investments	89,071	857,796	344,871	49,996
Fair value changes of short-term investments	(201,609)	(283,560)	(385,395)	(55,871)
Share-based compensation cost	951,872	847,194	616,180	89,329
Allowance for expected credit losses	16,771	17,478	6,719	974
Losses/(gains) on disposal of property, equipment and software	20,293	(20,063)	(565)	(82)
Unrealized exchange (gains)/losses	(28,453)	514,469	643,942	93,352
Losses/(gains) on disposal of long-term investments and subsidiaries	11,675	(273,438)	(1,071,442)	(155,326)
Deferred income taxes	328,272	204,920	532,257	77,161
Share of results on equity method investees	(18,668)	153,645	442,575	64,160
Changes in operating assets and liabilities:
Accounts receivable	(1,088,960)	594,561	(1,188,837)	(172,345)
Inventories	53,773	(51,881)	143,099	20,745
Prepayments and other assets	(295,178)	701,921	116,152	16,839
Accounts payable	(148,076)	(59,225)	134,445	19,490
Salary and welfare payables	(2,085,111)	1,859,384	(2,253,559)	(326,698)
Taxes payable	1,796,123	(436,268)	1,895,324	274,764
Contract liabilities	2,526,198	1,048,151	1,384,445	200,702
Accrued liabilities and other payables	(290,374)	749,075	(21,044)	(3,051)
Net cash provided by operating activities	12,106,652	14,823,331	13,733,071	1,990,876

Cash flows from investing activities:
Purchase of property, equipment and software	(454,071)	(137,818)	(312,148)	(45,252)
Proceeds from sale of property, equipment and software	1,336	21,790	1,673	243
Purchase of intangible assets, content and licensed copyrights	(298,771)	(183,986)	(290,019)	(42,044)
Net changes of short-term investments with terms of three months or less	(6,138,556)	(400,836)	(15,766,308)	(2,285,635)
Purchase of short-term investments with terms over three months	(2,970,000)	(5,600,000)	(5,885,000)	(853,146)
Proceeds from maturities of short-term investments with terms over three months	2,708,601	7,695,328	4,861,483	704,767
Investment/prepayment for investment in long-term investments and acquisition of subsidiaries	(90,966)	(1,617,947)	(3,204,395)	(464,540)
Proceeds from disposal of long-term investments and subsidiaries	77,428	624,662	1,353,947	196,281
Placement/rollover of matured time deposits	(49,601,807)	(39,787,587)	(30,608,133)	(4,437,247)
Proceeds from maturities of time deposits	43,926,482	39,781,381	42,018,869	6,091,457
Change in other long-term assets	(678)	(7,658)	65,909	9,555
Net cash (used in)/provided by investing activities	(12,841,002)	387,329	(7,764,122)	(1,125,561)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(2,254,415)	(56,405)	1,182,383	171,410
Proceeds of loans with terms over three months	2,747,550	92,700	6,134,520	889,319
Payment of loans with terms over three months	(2,935,677)	(975,000)	(2,620,900)	(379,951)
Net amounts received/(paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	42,517	819	(23,418)	(3,395)
Net amounts paid related to repurchase of NetEase’s ADSs/purchase of subsidiaries’ shares	(303,601)	(15,398)	(1,314,003)	(190,490)
Dividends paid to NetEase’s shareholders	(5,584,532)	(2,575,287)	(5,156,320)	(747,509)
Net cash used in financing activities	(8,288,158)	(3,528,571)	(1,797,738)	(260,616)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(56,932)	(175,895)	(340,829)	(49,410)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(9,079,440)	11,506,194	3,830,382	555,289
Cash, cash equivalents and restricted cash, at the beginning of the period	54,474,923	39,984,947	51,491,141	7,464,648
Cash, cash equivalents and restricted cash, at the end of the period	45,395,483	51,491,141	55,321,523	8,019,937

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	1,206,555	1,068,868	1,464,650	212,330
Cash paid for interest expenses	97,424	18,313	78,326	11,355

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	24,048,007	21,966,634	25,712,975	3,727,598
Youdao	1,298,262	1,564,692	1,348,022	195,422
NetEase Cloud Music	1,858,388	1,968,270	1,981,234	287,219
Innovative businesses and others	1,623,888	2,047,377	1,549,050	224,565
Total net revenues	28,828,545	27,546,973	30,591,281	4,434,804

Cost of revenues:
Games and related value-added services	(7,495,262)	(6,472,229)	(6,482,431)	(939,755)
Youdao	(684,035)	(859,314)	(745,729)	(108,108)
NetEase Cloud Music	(1,175,777)	(1,285,937)	(1,247,066)	(180,787)
Innovative businesses and others	(994,065)	(1,237,118)	(898,983)	(130,325)
Total cost of revenues	(10,349,139)	(9,854,598)	(9,374,209)	(1,358,975)

Gross profit:
Games and related value-added services	16,552,745	15,494,405	19,230,544	2,787,843
Youdao	614,227	705,378	602,293	87,314
NetEase Cloud Music	682,611	682,333	734,168	106,432
Innovative businesses and others	629,823	810,259	650,067	94,240
Total gross profit	18,479,406	17,692,375	21,217,072	3,075,829

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB 6.8980 on the last trading day of March 2026 (March 31, 2026) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2026, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	233,711	212,072	269,336	39,046
Operating expenses	718,161	635,122	346,844	50,283

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	10,301,157	6,241,956	10,674,106	1,547,419
Add: Share-based compensation	935,570	831,031	600,718	87,086
Non-GAAP net income attributable to the Company’s shareholders	11,236,727	7,072,987	11,274,824	1,634,505

Non-GAAP net income per share *
Basic	3.54	2.22	3.53	0.51
Diluted	3.50	2.19	3.49	0.51

Non-GAAP net income per ADS *
Basic	17.70	11.08	17.63	2.56
Diluted	17.51	10.95	17.46	2.53

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.